NEWS RELEASE
TSX Trading Symbol: BZA

AMERICAN BONANZA CLOSES PRIVATE PLACEMENT TOTALING $4.4 MILLION

August 8, 2005 - AMERICAN BONANZA GOLD CORP. (TSX: BZA) (“Company”) is pleased to announce that it has closed the previously announced brokered private placement totaling $4.4 million with a syndicate led by Desjardins Securities Inc. and including Canaccord Capital Corporation (the "Agents").

The private placement consists of 8,174,000 common shares which were designated as flow through shares at a price of $0.45 per flow through share for gross proceeds of $3.7 million and 1,588,000 units at a price of $0.45 per unit for gross proceeds of $700,000. Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant may be exercised to acquire a further common share at $0.56 per share until February 5, 2008. The Agents received a cash commission equal to 7% of the proceeds of the offering. The Agents also received warrants (the "Agent's Warrants") to acquire such number of common shares as is equal to 7% of the number of flow through shares and units sold. Each Agent's Warrant is exercisable until August 5, 2007, at a price of $0.45 per common share or Unit, as applicable. All securities issued in connection with the private placement will be subject to a minimum four month hold period until December 6, 2005.

The proceeds from this private placement will be used primarily for exploration on the Company’s Fenelon Gold Project in the Casa Berardi area of Quebec where an aggressive drilling program is planned to discover additional gold resources on this very high-grade gold project.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Prefeasibility stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 85.3 million shares outstanding and is well financed. For additional information about Bonanza please visit www.americanbonanza.com.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free 877-366-4464